

Press Release

<u>Contact</u>
Kathy Ta
Managing Director, Investor Relations
(408) 601-5697

<u>MAXIM INTEGRATED REPORTS RESULTS FOR THE FIRST QUARTER OF FISCAL 2016</u>

- **Revenue: $563 million**
- **Gross Margin: 50.9% GAAP (61.6% excluding special items)**
- **EPS: $0.25 GAAP loss ($0.42 profit excluding special items)**
- **Cash, cash equivalents, and short term investments: $1.61 billion**
- **Fiscal second quarter revenue outlook: $490 million to $520 million**

SAN JOSE, CA - October 22, 2015 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $563 million for its first quarter of fiscal 2016 ended September 26, 2015, a 3% decrease from the $583 million revenue recorded in the prior quarter, and a 3% decrease from the same quarter of last year.

Tunc Doluca, President and Chief Executive Officer, commented, "Our first quarter financial performance was in line with our expectations." Mr. Doluca continued, "Our soft outlook for the December quarter reflects an unusually high decline in Consumer revenue due to product cycle timing, continued weakness in communications infrastructure, and a seasonally down industrial market. Looking ahead to the March quarter, we expect a rebound of our business, driven by product cycles in Consumer, and continued momentum and visibility in Automotive. We are also on track to reduce costs by $180 million annually."

Fiscal Year 2016 First Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), basic earnings per share in the September quarter was a $0.25 loss. The results were affected by pre-tax special items which primarily consisted of a $158 million write down of our San Antonio wafer manufacturing facility, $51 million in charges related to other restructuring activities, and $20 million in charges related to acquisitions. GAAP earnings per share, excluding special items was $0.42. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of the first quarter of fiscal 2016, total cash, cash equivalents and short term investments were $1.61 billion, a decrease of $17 million from the prior quarter. Notable items included:

- Cash flow from operations: $117 million
- Net capital additions: $15 million
- Dividends: $85 million ($0.30 per share)
- Stock repurchases: $40 million

Business Outlook

The Company's 90-day backlog at the beginning of the second fiscal quarter of 2016 was $329 million. Based on the beginning backlog and expected turns, results for the December 2015 quarter are expected to be as follows:

- Revenue: $490 million to $520 million
- Gross Margin: 56% to 60% GAAP (60% to 63% excluding special items)
- EPS: $0.23 to $0.29 GAAP ($0.29 to $0.35 excluding special items)

Maxim Integrated's business outlook does not include the potential impact of any restructuring activity, acquisitions, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.30 per share will be paid on December 3, 2015, to stockholders of record on November 19, 2015.

Conference Call

Maxim Integrated has scheduled a conference call on October 22nd, at 2:00 p.m. Pacific Time to discuss its financial results for the first quarter of fiscal 2016 and its business outlook. To listen via telephone, dial (866) 802-4322 (toll free) or (703) 639-1319. This call will be webcast by Shareholder.com and can be accessed at the Company's website at www.maximintegrated.com/company/investor.

A presentation summarizing financial information to be discussed on the conference call is posted at www.maximintegrated.com/company/investor.

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended		
	September 26, 2015	June 27, 2015	September 27, 2014
	(in thousands, except per share data)		
Net revenues	$ 562,510	$ 582,517	$ 580,275
Cost of goods sold (1)	276,159	278,816	241,454
Gross margin	286,351	303,701	338,821
Operating expenses:			
Research and development	121,392	121,552	140,362
Selling, general and administrative	71,995	72,532	79,989
Intangible asset amortization	3,591	3,618	4,327
Impairment of long-lived assets (2)	157,697	549	10,226
Severance and restructuring expenses (3)	7,126	12,798	1,385
Other operating expenses (income), net (4)	315	(2,296)	1,574
Total operating expenses (income), net	362,116	208,753	237,863
Operating income (loss)	(75,765)	94,948	100,958
Interest and other income (expense), net (5)	(6,402)	28,500	(6,477)
Income (loss) before provision for income taxes (6)	(82,167)	123,448	94,481
Provision (benefit) for income taxes (6)	(10,024)	24,789	(5,499)
Net income (loss)	$ (72,143)	$ 98,659	$ 99,980
Earnings (loss) per share:			
Basic	$ (0.25)	$ 0.35	$ 0.35
Diluted	$ (0.25)	$ 0.34	$ 0.35
Shares used in the calculation of earnings (loss) per share:			
Basic	284,588	284,202	284,086
Diluted	284,588	289,346	289,430
Dividends paid per share	$ 0.30	$ 0.28	$ 0.28

SCHEDULE OF SPECIAL ITEMS
(Unaudited)

	Three Months Ended		
	September 26, 2015	June 27, 2015	September 27, 2014
	(in thousands)		
Cost of goods sold:			
Intangible asset amortization	$ 16,638	$ 18,116	$ 18,750
Accelerated depreciation (1)	43,631	32,765	—
Total	$ 60,269	$ 50,881	$ 18,750
Operating expenses:			
Intangible asset amortization	$ 3,591	$ 3,618	$ 4,327
Impairment of long-lived assets (2)	157,697	549	10,226
Severance and restructuring (3)	7,126	12,798	1,385
Other operating expenses (income), net (4)	315	(2,296)	1,574
Total	$ 168,729	$ 14,669	$ 17,512
Interest and other expense (income), net (5)	$ (109)	$ (35,849)	$ —
Total	$ (109)	$ (35,849)	$ —
Provision (benefit) for income taxes:			
Reversal of tax reserves (6)	$ —	$ —	$ (21,747)
Total	$ —	$ —	$ (21,747)

(1) Building and equipment accelerated depreciation related to San Jose and Dallas manufacturing facilities.

(2) Includes impairment charges related to the San Antonio wafer manufacturing facility, and other impairment of wafer manufacturing equipment, end of line test equipment, and software.

(3) Includes severance charges associated with several reorganizations, primarily various business units and manufacturing operations.

(4) Other operating expenses (income), net are primarily for loss (gain) relating to sale of assets, and expected loss on lease abandonment.

(5) Includes sale of a business and impairment of investments in privately-held companies.

(6) Includes reversal of tax reserves related to the favorable settlement of a foreign tax issue.

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 26, 2015	June 27, 2015	September 27, 2014
	(in thousands)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 1,508,347	$ 1,550,965	$ 1,243,883
Short-term investments	100,285	75,154	75,094
Total cash, cash equivalents and short-term investments	1,608,632	1,626,119	1,318,977
Accounts receivable, net	282,471	278,844	281,932
Inventories	290,712	288,474	305,108
Deferred tax assets	50,604	77,306	54,379
Other current assets	46,627	49,838	67,383
Total current assets	2,279,046	2,320,581	2,027,779
Property, plant and equipment, net	805,580	1,090,739	1,303,861
Intangible assets, net	241,423	261,652	337,917
Goodwill	511,647	511,647	595,441
Other assets	107,190	43,765	40,127
TOTAL ASSETS	$ 3,944,886	$ 4,228,384	$ 4,305,125
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 80,752	$ 88,322	$ 96,347
Income taxes payable	59,479	34,779	20,122
Accrued salary and related expenses	120,642	181,360	126,624
Accrued expenses	49,990	48,389	65,216
Deferred revenue on shipments to distributors	35,091	30,327	26,821
Total current liabilities	345,954	383,177	335,130
Long-term debt	1,000,000	1,000,000	1,001,026
Income taxes payable	419,805	410,378	350,396
Deferred tax liabilities	10,602	90,588	145,597
Other liabilities	53,724	54,221	61,572
Total liabilities	1,830,085	1,938,364	1,893,721
Stockholders' equity:			
Common stock and capital in excess of par value	10,819	28,142	284
Retained earnings	2,121,582	2,279,112	2,430,194
Accumulated other comprehensive loss	(17,600)	(17,234)	(19,074)
Total stockholders' equity	2,114,801	2,290,020	2,411,404
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 3,944,886	$ 4,228,384	$ 4,305,125

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		
	September 26, 2015	June 27, 2015	September 27, 2014
	(in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ (72,143)	$ 98,659	$ 99,980
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Stock-based compensation	16,963	17,709	22,420
Depreciation and amortization	102,053	92,639	63,693
Deferred taxes	(53,111)	(32,207)	6,207
Loss (gain) from sale of property, plant and equipment	(1,346)	(1,228)	244
Tax benefit (shortfall) related to stock-based compensation	1,193	(861)	1,610
Impairment of long-lived assets	157,697	517	10,226
Impairment of investments in privately-held companies	—	94	—
Loss (gain) on sale of business	—	(35,849)	—
Excess tax benefit from stock-based compensation	(2,249)	(2,372)	(2,249)
Changes in assets and liabilities:			
Accounts receivable	(3,627)	(417)	13,896
Inventories	(2,167)	10,105	(15,650)
Other current assets	4,796	15,338	(24,974)
Accounts payable	(9,776)	2,874	4,455
Income taxes payable	34,127	39,217	(12,289)
Deferred revenue on shipments to distributors	4,764	(223)	1,087
All other accrued liabilities	(59,835)	17,793	(51,659)
Net cash provided by (used in) operating activities	117,339	221,788	116,997
Cash flows from investing activities:			
Payments for property, plant and equipment	(15,821)	(15,360)	(31,686)
Proceeds from sales of property, plant and equipment	606	2,741	212
Proceeds from sale of business	—	35,550	—
Purchases from maturity of available-for-sale securities	(25,055)	—	(25,142)
Purchases of investments in privately-held companies securities	(1,000)	—	—
Net cash provided by (used in) investing activities	(41,270)	22,931	(56,616)
Cash flows from financing activities:			
Excess tax benefit from stock-based compensation	2,249	2,372	2,249
Repayment of notes payable	—	—	(437)
Net issuance of restricted stock units	(4,822)	(7,428)	(8,038)
Proceeds from stock options exercised	8,970	12,328	9,704
Issuance of ESPP shares under employee stock purchase program	—	22,298	—
Repurchase of common stock	(39,697)	(35,963)	(62,685)
Dividends paid	(85,387)	(79,558)	(79,763)
Net cash provided by (used in) financing activities	(118,687)	(85,951)	(138,970)
Net increase (decrease) in cash and cash equivalents	(42,618)	158,768	(78,589)
Cash and cash equivalents:			
Beginning of period	1,550,965	1,392,197	1,322,472
End of period	$ 1,508,347	$ 1,550,965	$ 1,243,883
Total cash, cash equivalents, and short-term investments	$ 1,608,632	$ 1,626,119	$ 1,318,977

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

	Three Months Ended		
	September 26, 2015	June 27, 2015	September 27, 2014
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:			
GAAP gross profit	$ 286,351	$ 303,701	$ 338,821
GAAP gross profit %	*50.9%*	*52.1%*	*58.4%*
Special items:			
Intangible asset amortization	16,638	18,116	18,750
Accelerated depreciation (1)	43,631	32,765	—
Total special items	60,269	50,881	18,750
GAAP gross profit excluding special items	$ 346,620	$ 354,582	$ 357,571
GAAP gross profit % excluding special items	*61.6%*	*60.9%*	*61.6%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:			
GAAP operating expenses	$ 362,116	$ 208,753	$ 237,863
Special items:			
Intangible asset amortization	3,591	3,618	4,327
Impairment of long-lived assets (2)	157,697	549	10,226
Severance and restructuring (3)	7,126	12,798	1,385
Other operating expenses (income), net (4)	315	(2,296)	1,574
Total special items	168,729	14,669	17,512
GAAP operating expenses excluding special items	$ 193,387	$ 194,084	$ 220,351
Reconciliation of GAAP net income (loss) to GAAP net income excluding special items:			
GAAP net income (loss)	$ (72,143)	$ 98,659	$ 99,980
Special items:			
Intangible asset amortization	20,229	21,734	23,077
Accelerated depreciation (1)	43,631	32,765	—
Impairment of long-lived assets (2)	157,697	549	10,226
Severance and restructuring (3)	7,126	12,798	1,385
Other operating expenses (income), net (4)	315	(2,296)	1,574
Interest and other expense (income), net (5)	(109)	(35,849)	—
Pre-tax total special items	228,889	29,701	36,262
Reversal of tax reserves (6)	—	—	(21,747)
Other income tax effects and adjustments (7)	(36,434)	(4,267)	(5,873)
GAAP net income excluding special items	$ 120,312	$ 124,093	$ 108,622
GAAP net income per share excluding special items:			
Basic	$ 0.42	$ 0.44	$ 0.38
Diluted	$ 0.42	$ 0.43	$ 0.38
Shares used in the calculation of earnings per share excluding special items:			
Basic	284,588	284,202	284,086
Diluted (8)	288,897	289,346	289,430

(1) Building and equipment accelerated depreciation related to San Jose and Dallas manufacturing facilities.

(2) Includes impairment charges related to the San Antonio wafer manufacturing facility, and other impairment of wafer manufacturing equipment, end of line test equipment, and software.

(3) Includes severance charges associated with several reorganizations, primarily various business units and manufacturing operations.

(4) Other operating expenses (income), net are primarily for loss (gain) relating to sale of assets, and expected loss on lease abandonment.

(5) Includes sale of a business and impairment of investments in privately-held companies.

(6) Includes reversal of tax reserves related to the favorable settlement of a foreign tax issue.

(7) Includes tax effect of pre-tax special items and miscellaneous tax adjustments.

(8) Shares used in diluted earnings per share excluding special items differs from GAAP loss per share due to net income on a non-GAAP basis.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; accelerated depreciation; impairment of long-lived assets; severance and restructuring; loss (gain) relating to sale of assets, and expected loss on lease abondonment; sale of a business and impairment of investments in privately-held companies; tax provision impacts due to reversal of tax reserves related to favorable settlement of a foreign tax issue. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP Gross Profit Excluding Special Items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization, and accelerated depreciation. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP Operating Expenses Excluding Special Items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets; severance and restructuring; loss (gain) relating to sale of assets, and expected loss on lease abondonmentIn addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP Provision for Income Taxes Excluding Special Items

The use of a GAAP provision for income taxes excluding special items allows management to evaluate the provision for income taxes across different reporting periods on a consistent basis, independent of special items including the tax provision impact of pre-tax special items and the reversal of tax reserves related to the favorable settlement of a foreign tax issue. In fiscal year 2016, we began using a long-term tax rate to compute the GAAP provision for income taxes excluding special items. This long-term tax rate considers the income tax impact of pre-tax special items; assumes the Federal research tax credit remains in effect throughout the entire year, and eliminates the effects of significant non-recurring and period specific tax items which vary in size and frequency. We are using a long-term tax rate of 18%, which is the weighted average of our normalized fiscal year GAAP tax rate excluding special items over a four year period that includes the past three fiscal years plus the current fiscal year. We will review the long-term tax rate on an annual basis and whenever events occur that may materially affect the long-term tax rate such as tax law changes; significant changes in our geographic earnings mix; or changes our corporate structure.

GAAP Net Income and GAAP Net Income per Share Excluding Special Items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; accelerated depreciation; impairment of long-lived assets; severance and restructuring; loss (gain) relating to sale of assets, and expected loss on lease abondonment; sale of a business and impairment of investments in privately-held companies; tax provision impacts due to reversal of tax reserves related to favorable settlement of a foreign tax issue; tax effect of pre-tax special items and miscellaneous tax adjustments. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its second quarter of fiscal 2016 ending in December 2015, which includes revenue, gross margin and earnings per share, as well as the Company's expectation of a rebound of its business in the March 2016 quarter driven by good visibility in Automotive and upcoming product cycles in Consumer. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted, based upon, among other things, general market and economic conditions, market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 2015 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

Maxim is bringing new levels of analog integration to automotive, cloud data center, mobile consumer, and industrial applications. We're making technology smaller, smarter, and more energy efficient, so that our customers can meet the demands of an integrated world. Learn more at http://www.maximintegrated.com.